Dawson James Securities, Inc.
      As Representative of the Several Underwriters
925 South Federal Highway — 6th Floor
Boca Raton, FL 33432
February 14, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bioheart, Inc. (the “Company”) Post-Effective Amendment No. 5 to Registration Statement on Form S-1 File No. 333-140672
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request acceleration of the effective date of Post-Effective Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-140672), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. Eastern time on February 14, 2008, or as soon thereafter as practicable.
In connection with Rule 460 under the Act, please be advised that, during the period from January 10, 2008 to the date of this letter, we have effected the distribution of 1,172 copies of the Preliminary Prospectus dated January 10, 2008 and on February 14, 2008, we effected the distribution of 1,168 copies of the Preliminary Prospectus dated February 14, 2008.
The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above referenced issue.

Securities and Exchange Commission
February 14, 2008

Very truly yours, DAWSON JAMES SECURITIES, INC.
By:	/s/ Albert J. Poliak
Authorized Signatory

For itself and on behalf of the
several Underwriters